Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 3 DATED AUGUST 7, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 19, 2006 (the “Prospectus”), Supplement No. 1 to the Prospectus, dated July 17, 2006 and Supplement No. 2 to the Prospectus, dated July 19, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
      The purposes of this Supplement are as follows:
      A. To provide an update on the status of our current public offering.
      B. To provide information regarding distributions recently declared by our board of directors.
      C. To describe recent real estate investments.
      D. To describe our new $500.0 million credit facility and the repayment of our existing term loan.
      E. To describe certain terms of a soliciting dealer agreement with Ameriprise Financial Services, Inc.
      F. To describe amendments to our bylaws.
      G. To provide other updates to the Prospectus.

A.	Status of our Current Public Offering
      On June 19, 2006, we commenced our current public offering, pursuant to which we are offering a maximum of $2,200,000,000 in common shares. As of August 3, 2006, we had received gross proceeds of approximately $13.3 million from the sale of 1,296,811 of our common shares, including approximately $3.8 million relating to 388,727 shares issued pursuant to our dividend reinvestment plan. As of August 3, 2006, approximately $1,990.5 million in common shares remained available for sale pursuant to the offering, exclusive of approximately $196.2 million in common shares available under our dividend reinvestment plan.

B.	Distributions Declared by Hines REIT’s Board of Directors
      On July 26, 2006, our board of directors declared distributions for the month of August 2006. The distributions will be calculated based on shareholders of record each day during August in an amount equal to $0.00170959 per share, per day. The distributions will be aggregated and paid in October 2006.

C.	Recent Real Estate Investments
      On August 1, 2006, we made a $51.7 million capital contribution to the Core Fund, which consisted of $31.1 million under our existing capital commitment to the Core Fund and an additional contribution of approximately $20.6 million. This additional $20.6 million investment was approved by our board of directors and the conflicts committee of the board and was made pursuant to our right to invest up to 40% of any capital call made by the Core Fund. Please see “Our Real Estate Investments — Our Interest in the Core Fund” in the Prospectus. As of August 1, 2006, after this $51.7 investment, we owned a 31.48% non-managing general partner interest in the Core Fund. We used borrowings under our revolving credit facility with KeyBank to fund the investment.

D.	Our New $500.0 Million Credit Facility and the Repayment of our Term Loan
      On August 1, 2006, certain of our subsidiaries entered into a credit agreement with HSH Nordbank AG, New York Branch, as administrative agent for itself and the other lenders named in the credit agreement, which provides a secured credit facility in the maximum principal amount of $500.0 million, subject to certain borrowing limitations (the “HSH Credit Facility”). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — New Credit Facility” in the Prospectus. The total borrowing capacity under the HSH Credit Facility is based on a percentage of the appraised values of the properties we select to serve as collateral under this facility, subject to certain debt service coverage limitations. On August 1, 2006, we borrowed $185.0 million under the HSH Credit Facility to (i) repay in full amounts owed under our existing $165.0 million term loan with KeyBank, (ii) repay amounts owed under our existing revolving credit facility, also with KeyBank, and (iii) pay certain fees and expenses related to the HSH Credit Facility. Please see “Our Real Estate Investments — Our Permanent Debt, Revolving Debt and Outstanding Term Loan” in the Prospectus for additional information on the $165.0 million term loan and our revolving credit facility. As a result of this transaction, our term loan with KeyBank has been terminated. Although amounts outstanding under our KeyBank revolving credit facility were repaid with borrowings under the HSH Credit Facility, our KeyBank revolving credit facility remains in place and available as a source of funds for future real estate investments and to fund our general working capital needs.
      Loans under the HSH Credit Facility are secured initially by mortgages or deeds of trust and related assignments and security interests on three of our directly-owned properties: 321 North Clark, Citymark and 1900 and 2000 Alameda. Our subsidiaries that own such properties are the borrowers under the loan documents. In the future, we may, at our election, pledge newly-acquired properties as security under the HSH Credit Facility for additional borrowings. The initial $185.0 million loan has a term of ten years. The effective fixed interest rate for such loan is 5.8575% as a result of an interest rate swap agreement we entered into with HSH Nordbank AG. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Interest Rate Swap” in the Prospectus.
      Future borrowings under the HSH Credit Facility must be drawn, if at all, between August 1, 2006 and July 31, 2009, and undrawn amounts will be subject to an unused facility fee of 0.15% per annum on the average daily outstanding undrawn loan amount during this period. For amounts drawn after August 1, 2006, we may select terms of five, seven or ten years for the applicable borrowings. These loans will bear interest at a rate equal to one-month LIBOR, plus an applicable margin of either 0.40%, in the case of loans with ten-year terms that are funded before August 1, 2007, or 0.45%, for all other borrowings and maturities. We are required to purchase interest rate protection prior to borrowing any additional amounts under the HSH Credit Facility to secure us against fluctuations in LIBOR. Loans made under the HSH Credit Facility may be prepaid whole or in part, subject to the payment of certain prepayment fees and breakage costs.
      The Operating Partnership provided customary non-recourse carve-out guarantees in connection with the HSH Credit Facility. Hines REIT also made limited guarantees with respect to the payment and performance of certain (i) tenant improvement and leasing commission obligations in the event the properties securing the loan fail to meet agreed-upon occupancy requirements and (ii) certain capital repairs with respect to the properties securing the loans.
      The credit agreement provides that an event of default will exist under the agreement if a change in majority ownership or control occurs for the Advisor or Hines, or if the Advisor no longer provides advisory services to us or manages our day-to-day operations. The credit agreement also contains other customary events of default, some with corresponding cure periods, including payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of minimum loan-to-value and debt service coverage ratios.

E.	Soliciting Dealer Agreement with Ameriprise Financial Services, Inc. (“Ameriprise”)
      On July 20, 2006, we entered into a soliciting dealer agreement with the Dealer Manager, the Advisor and Ameriprise, pursuant to which Ameriprise was appointed as a soliciting dealer in our current public offering. Subject to certain limitations set forth in the agreement, we, the Dealer Manager and the Advisor, jointly and severally, agree to indemnify Ameriprise against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements, or omissions or alleged omissions of material fact made in connection with the offering, certain filings with the Securities and Exchange Commission or certain other public statements, or the breach by us, the Dealer Manager or the Advisor or any employee or agent acting on their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreement. In addition, Hines separately agreed to provide a limited indemnification to Ameriprise for these losses on a joint and several basis with the other entities, and we separately agreed to indemnify and reimburse Hines under certain circumstances for any amounts Hines is required to pay pursuant to this indemnification. Please see “Conflicts of Interest” in the Prospectus.

F.	Amendments to our Bylaws
      On July 28, 2006, our board of directors and the conflicts committee of the board amended and restated our bylaws. We filed our amended and restated bylaws as an exhibit to a Current Report on Form 8-K we filed with the Securities and Exchange Commission on August 3, 2006. Please see “Where You Can Find More Information” in the Prospectus. The changes to our bylaws provide for, among other things:

•	election of directors by a majority (as opposed to the previous requirement of a plurality) of shares present and entitled to vote at the annual meeting of shareholders;

•	a detailed description of the circumstances under which our officers and directors are entitled to indemnification, which replaced a general provision noting that we would indemnify officers and directors to the extent permitted by law and our Articles of Incorporation;

•	a limitation on the rights of the Advisor, our directors and any of their respective affiliates to vote as shareholders, which includes prohibitions on voting for matters relating to the removal of the Advisor, a director or any affiliate, or on transactions between us and the Advisor, a director or any affiliate; and

•	minor clarifications to certain definitions in Hines REIT’s Articles of Incorporation.
As a result of these changes, the last paragraph on page 38 of the Prospectus is replaced in its entirety with the following:

“Our directors and their affiliates may not vote or consent to the voting of shares they now own or hereafter acquire on matters submitted to the shareholders regarding either the removal of the Advisor, any director and any of their affiliates, or any transaction between us and the Advisor, any director or any of their affiliates.”

G.	Other Updates
      On page iv of the Prospectus, the last sentence of the fifth bullet under the Question “What competitive advantages does Hines REIT achieve through its relationship with Hines and its affiliates?” is deleted and replaced in its entirety with the following sentence:

“Since inception in 1957 and through the June 19, 2006, Hines, its predecessor and their respective affiliates have acquired or developed more than 650 real estate projects representing approximately 210 million square feet.”

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